Filed by Stone Energy Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Bois d’Arc Energy, Inc.
Commission File No. 001-32494
The following is the transcript of a call held by Stone Energy Corporation for analysts and shareholders on August 6, 2008:
STONE ENERGY
Moderator: David Welch
August 6, 2008
11:00 a.m. ET

Operator:	Good morning. My name is Jodie, and I will be your conference operator today. At this time, I would like to welcome everyone to the Stone Energy Second Quarter 2008 Earnings Conference Call. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks, there will be a question-and-answer session. If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you.

I would now like to turn the conference over to Mr. David Welch, President and Chief Executive Officer of Stone Energy.

Please go ahead, sir.

David Welch:	Thank you, Jodie. Good morning, everyone, and thanks for attending our call. This was another good quarter for Stone Energy Corporation, and we are on track delivering the results we’ve previously disclosed to the market through our guidance.

Ken Beer, our CFO and senior vice president is on the call and will read our forward-looking statement disclaimer and then discuss the financial results of the quarter. Then Ken will turn the call back over to me for a few general comments about our future, after which we will be happy to take your questions.

Here’s Ken.

Ken Beer:	Great. Thank you, Dave.

Let me start with forward-looking statement. In this conference call we may make forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements are subject to all the risk and uncertainties normally incident to the expiration, (forward) development, production and sale of oil and gas. We urge you to read our 2007 Annual Report on Form 10-K for a discussion of these risks that could cause our actual results to differ materially from those in any forward-looking statements we may make today.

In addition, in this call, we may refer to financial measures that may be deemed to be non-GAAP financial measures as defined under the Exchange Act. Please refer to the press release we issued yesterday, which is posted on our web site, for a reconciliation of the differences between these financial measures and the most directly comparable GAAP financial measure.

Once again, rather than go through the financials in great detail, we’ll assume that everyone has seen the press release and the attached financials. Accordingly, I’ll just highlight a few areas. First, our quarterly net income totaled almost $83 million, or $2.91 per share, and discretionary cash flow was just over $180 million. Both earnings and cash flow were record results for the quarter - or for the company. Production for the quarter came in at 196 million cubic-feet equivalent per day, a nice increase over the first-quarter rate of 185 million a day, although it was negatively impacted by some unplanned third-party downtime, particularly a Tennessee gas pipeline shut-in, which impacted production from our South Marsh Island 249 platform.

As noted in our guidance section, we expect third-quarter volumes to range between 180 and 200 million equivalents per day, but this does — this excludes any impact from the pending Bois d’Arc acquisition.

Oil and gas price realizations came in at 110 and $11.46 respectively, or a very attractive blended price of $14.76 per (MCFE), and this was after being hit with a 14-dollar-and 60-odd-cent negative impact to our old realizations due to oil prices being above the ceiling prices on our oil collars. We have added a few additional gas collars since our last quarter, and a complete listing of hedge position is in the press release.

Our LOE was lower than we’d expected, as the number of our projected major maintenance projects were pushed off into the third quarter. We would expect this number to increase slightly in the — in the next quarter — in the third quarter. We’re certainly pleased with the performance of the operations group in keeping cost below plan.

You’ll note that we recorded a $10.1 million noncash write down of oil and gas properties related to our exploration venture in Bohai Bay, China. We expect to grow another well on this concession area late in 2008 but deem the cost of this previous well to be impaired relative to future plans on this particular concession or area within the concession.

Our reported tax rate was 34 percent, with only a quarter being deferred as our record pretax income generated more cash taxes than originally projected. The deferred portion will continue to be difficult to estimate, as there are a lot of moving parts to calculate. But a 30 to 40 — or estimate for deferred taxes certainly appears to be reasonable.

Capex for the quarter was about $125 million, and we are still maintaining our $395 million cap ex budget, which excludes any adjustments made from the pending Bois d’Arc merger.

Our cash position, you’ll see, rose to $568 million, much of which will be used in the pending Bois d’Arc transaction. We currently have no borrowings under our current $300 million facility and plan to enter into an amended $700 million credit facility at the closing with the Bois d’Arc transaction, and this will more than provide the balance of the cash needed to close the Bois d’Arc deal.

We have updated our 2008 guidance section to include our latest guidance forecast, which includes a number of very minor changes. Remember once again that our guidance does not include any adjustments from the pending Bois d’Arc merger. We will do that after the merger itself, after the tranaction.

All in all, we had a very strong financial quarter, and with that, I will turn it over to Dave.

David Welch:	OK, thank you very much, Ken.

As you have heard, and hopefully read in some detail in the press release, it’s been another good quarter for us at Stone. Our operations and exploitation teams continue to deliver solid results. Once again, and in spite of third-party export pipeline shut-ins, one caused by a non-related boat explosion, we delivered production and resulting cash flow within our guidance range, and our costs remain under control. Our groups worked very hard to make this happen, and they deserve a huge thank you for their efforts and success.

Knowing that our existing portfolio is performing solidly provides us with a strong base from which we’ve begun to grow again and is an important advantage for Stone. We have said several times our growth strategy comprises the Gulf of Mexico, North American Eastern gas and North American offshore oil.

In the Gulf of Mexico, our core skills of operating and exploiting existing assets will be leveraged with our pending merger with Bois d’Arc Energy. Bois d’Arc created their company through organic exploration. The merger provides us with the opportunity to apply our exploitation and operating teams to the Bois d’Arc assets as well as our own and to build on the Gulf Shelf exploration expertise so dramatically demonstrated by Bois d’Arc. The merged entity will have about 100 new Central Gulf of Mexico Bois d’Arc generated exploration and exploitation prospects to mature and pursue. We feel this is a great marriage of one of the best operators and one of the best explorers in the Gulf and are looking forward to closing the transaction in the current quarter.

Mergers succeed when people and cultures are compatible, and we’ve developed a deep respect for the people of Bois d’Arc that are intensely committed to creating a joint culture, which will combine the best of both Stone and Bois d’Arc to make us better than before.

Also, on the Shelf, we’ve formed a strategic exploration alliance within the Eastern Gulf of Mexico with Houston Energy. So far, this alliance has been successful in acquiring leases covering two prospects in the main pass area. We expect to be maturing these prospects in the near future, as well.

So we expect that these two transactions will provide us with short-term growth. Longer term, we’re turning our focus to organic growth, as success in this area can lead to huge value creation. In the Gulf of Mexico deep water, which is one of the most respected basins in the world, we have spent the last three years building and developing our exploration expertise, databases, lease position and prospect inventory. The credibility of our effort is being recognized within the industry as we’ve been able to form partnerships with successful deep water explorers such as (E&I), Anadarko, Woodside and Newfield in the last two lease sales, in which we acquired ownership position in nine prospects covering 18 deepwater lease blocks.

We have or will scale our working interest ownership in these prospects to manage the size of — to match the size of Stone Energy and typically target a 10 to 33 percent working interest in deep water prospects. Also, in Mississippi Canyon, we own some proprietary seismic data that gives us a competitive advantage and which assisted us in acquiring 100 percent working interest in two prospects comprising eight blocks in the last lease sale. In this instance, we believe that more value can be created for Stone Energy by bringing a partner after we’ve purchased the leases. We will be able to promote other industry partners, (Guayana) rig slot, or trade into other opportunities as a result of owing these prospects out right. We expect to commence drilling some of our deepwater prospect inventory in 2009, and we’ll be providing more specifics to you on this in the future.

In the arena of Eastern gas, we’ve begun to build a position from our sale of shale. We have already proven our ability to be successful in finding and developing resource-type plays. The marketing of our producing assets in the Rockies for nearly $600 million in 2007 confirms that we know how to create value and execute on resource plays. To date, we’ve pursued an organic leasing strategy in Appalachia and have accumulated about 30,000 net acres. We are working within four high-graded areas and have drilled three wells to date, and are drilling a fourth well right now. We will be updating the market on our results in the future and remain encouraged about the (Marcellas). We’re continuing to lease additional acreage and are also in discussions with other operators about forming joint ventures on acreage which they already own. We think that the high cash flow generated by operations in the Gulf is a huge enabler in developing resource plays, which require deficit spending for a number of the early years when capital spending outpaces cash flow.

Finally, we’re also interested in pursuing North American onshore oil projects. When we exit the Rockies production last year, we retained a 35-percent working interest in several prospective resource plays with Newfield as the operator. We retained about 75,000 net acres. Oil does not have the same price differential concerns as natural gas in this geography, and we believe there’s still potential to find and produce oil on our retained acreage. This will not likely be tested until 2009 or 2010, but we feel it holds great long-term promise.

We’ve also deemphasized our involvement in China, believing that the technological advances in horizontal drilling and fracturing have created significant growth opportunities much closer to home. It would require a very special international opportunity for us to pursue another of these in the near future.

So in summary, our strong operational performance has enabled us to focus on our growth strategy. We have established acreage position in three strategic areas of the Gulf of Mexico, Eastern gas and onshore oil, and we’ll be moving toward testing many of these next year. Right now, we are intensely focused on executing the Bois d’Arc merger and believe that we are far advanced in the integration within each of our functions, and we’ll make this combination a great success for our shareholders.

With that, we’re ready to take your questions.

Operator:	At this time, I would like to remind everyone, in order to ask a question, press star, then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line of (Scott Wilmar) with (Simmons).

(Scott Wilmar):	Hey, guys. Just one question. With regard to keeping your onshore/offshore balance the same, I know with the Bois d’Arc acquisition, you guys planned on trying to keep that relatively the same. With most of that growth coming out of Appalachia, can you guys just speak to any of the concerns we’ve heard from other operators as far as capacity issues, water issues and how you guys are going to handle those?

David Welch:	Well, first of all, on the growth strategy, I think longer term I would see us achieving a little bit more of a balance rather — between the onshore and offshore than maybe we had just before. On Appalachia specifically, there are water permitting issues and those sort of things that are — that have to be dealt with, but that’s the case in just about any area of which you operate. So we’ve ground those into our plans. Sometime within the fairly near future, and that means sometime later this year, we should be in a position to lay out what our Appalachian program will look like in 2009 and ‘10, and all the permitting and gathering issues are going to be ground into that discussion.

(Scott Wilmar):	OK, thanks. That’s all I had.

Operator:	Your next question comes from the line of (Ken Carroll) with (Johnson Life).

(Ken Carroll):	Hey, guys. Good morning.

David Welch:	Hi, (Ken).

Ken Beer:	Hi, (Ken).

(Ken Carroll):	Just a quick follow-up on the Appalachian side. You kind of highlighted the lease increasing activity there in the back half of the year. I assume your comments, you’re currently running one rig in the play right now? Are you -

are you looking at adding a second rig later this year? Is that the increase in activity, or?

Ken Beer:	The — (Ken), the increase in activity is in our leasing activity, is what we’re really ramping up. We’ll probably maintain about the same level of activity on the drilling that we have in the last quarter.

(Ken Carroll):	Got you. Got you, and in terms of the Caprock well, if you might just walk through what you found there and talk about analyzing for future potential, assuming you’ll sit back for a while and study what you found and

Ken Beer:	We will. What basically happened on the Caprock well is we were trying to extend the oil reservoir and Caprock further out, so it was more like an appraisal well, and this well came in, and it put us in the range of about half of the reserves that we felt were necessary for commercial development at this time. So we don’t deem that Caprock is something that we’re going to be able to pursue right now. As you’re probably aware, it’s a high sulfur content crude, a little bit more expensive to set up a platform and develop it. We felt like we needed larger reserves than we were able to prove up.

(Ken Carroll):	Got you. But in terms of the comment of any additional potential ((inaudible)) there might be some deeper zones you might study drilling, or is it more just so ((inaudible)) wait and see if technology and/or pricing improves the situation?

Ken Beer:	I think it’s the latter.

(Ken Carroll):	Got you. Got you. Very good. Thank you very much, guys.

Ken Beer:	OK.

Operator:	Your next question comes from the line of Nicholas Pope with JP Morgan.

Nicholas Pope:	Good morning, guys.

Ken Beer:	Good morning.

David Welch:	Good morning.

Nicholas Pope:	Hey, I was wondering. You made the comment you’re looking at other opportunities in Appalachia, like potentially a (JV). Would you all be looking at something with — to operate, or would you all be comfortable being a non-op partner in a — in a play up there?

David Welch:	Depending upon the partner, I think we’d be willing to consider either way. The ideal thing for us would be some type of a drill to earn type of deal, where we could apply some of the excess cash that we have to match up with another operator who may be acreage rich and cash poor.

Nicholas Pope:	Yes. And then just looking at the second half of the year, do you all really have any additional and compactful drilling in the Gulf of Mexico outside of Ewing Bank? Am I missing any wells there in the first — second half of the year that you can comment on?

David Welch:	I would just say that our activity over the next few months, and probably will last throughout the year, is really focused on doing a good job in integrating Bois d’Arc. That’s going to — that means that we’re going to be focused on trying to deliver all the production that we can there. We will be picking up probably one rig, and we’ll — we expect that our 2009 program will be quite a bit more active. We’ll detail that for you probably in our next call. Ken, I think

Ken Beer:	Yes, I was going to say, and we’d noted this in the release. You know, there will be some — a few exploration wells that we will be involved in in the back half of the year, as well. So I mean there’s going to be some drilling. Some of it’s going to be non-op, but Dave’s right. I mean the real focus right now is just integration of Bois d’Arc and making sure that that integration goes as smoothly as possible.

Nicholas Pope:	Got it. And I wondered, can you — can you put a volume on what you all thought the impact was, I guess, from these pipelines being out in the Gulf of Mexico to (still) in the quarter?

David Welch:	As a rough estimate, it’s probably five million a day or so.

Nicholas Pope:	OK, is that — is that all cleared up now? Is there — is everything back on line?

David Welch:	Yes.

Nicholas Pope:	All right. That’s all I had. Thank you, guys.

David Welch:	One thing I should point out, though, is that in the second and third quarters, typically when a lot of major maintenance happens, and these pipeline companies are no exception to that rule. So it wouldn’t be surprising to see them continue to do some major maintenance which they may have deferred from previous years. So we’re still going to — it’s likely we’ll still see a few pipeline issues coming up in the third quarter.

Nicholas Pope:	All right. Thanks.

Operator:	Again, I would like to remind everyone, in order to ask a question, please press star, then the number one on your telephone keypad. We’ll pause again for just a moment to compile the Q&A roster. Your next question comes from the line of Pavel Molchanov with Raymond James.

Pavel Molchanov:	Hi. Good morning, guys. A quick question about China: can you just clarify if you still have some acreage there, and if so, what your plans are in terms of divesting it or wrapping up operations there, in general?

David Welch:	Yes, we still do have a position there. In China, the option to earn 50 percent of a block that’s 750,000 acres right now. I think 25 percent of that acreage has to be released sometime later this year. So it’s still a pretty big — pretty big block. There are lots of prospects on that block. We’ve deemphasized it mainly because of the opportunities that we see here in the — in the U.S. However, we are — we’re the non-operator in that block. Anadarko’s the operator, and I believe they have a plan to drill another well this year. So you could see another well drilled in Bohai Bay this year.

Pavel Molchanov:	Understood, and depending on the results from that, would you be more likely to participate in future prospects, or would you just divest it altogether?

David Welch:	I think it’s fair to say that we’re examining all those possibilities.

Pavel Molchanov:	OK, understood. Thanks very much.

David Welch:	OK.

Operator:	Your next question comes from the line of (Paul Cho) with (Lefark) Organization.

(Paul Cho):	Hi. Can you hear me?

David Welch:	Yes.

Ken Beer:	Yes, (Paul).

(Paul Cho):	I just have a question. I’m sort of curious about your future cap ex program after your — the merger with Bois d’Arc. You know, historically they’ve been — have spent within their cash flow, and clearly Stone is still generating a significant amount of excess cash flow. I’m curious: what would your plans be for your — would you spend your cash flow? Would you sort of keep it within the — some budget, or would you — would you still expect to have excess cash flow in 2009?

David Welch:	I think if you look at combining Stone and Bois d’Arc, it’s likely that we’ll continue to have excess cash flow in 2009. You know, we haven’t put out a preliminary budget yet, but we’ll — I would estimate that we will likely be in the six to $700 million cap ex range next year for our capital program, and depending on what the price of products do, it’s likely we’ll generate more cash than that.

(Paul Cho):	Great. And I mean given that you now trade at essentially two times cash flow for ‘09 a pro forma basis, probably, would you ever consider reinvesting that for share buybacks, or would you still rather expand your acreage position onshore

David Welch:	You know, I think we have probably the opportunity to do both. We have — our board has approved a share buyback, and we certainly are aware of where we’re trading right now, and we want to get the Bois d’Arc transaction closed. We think our debt situation, our balance sheet’s still going to be in good shape after the Bois d’Arc thing, and I wouldn’t rule out a share buyback as an augmentation to creating value in addition to adding some acreage.

(Paul Cho):	All right. That’s great. Thank you very much.

Ken Beer:	OK. Thanks, (Paul).

Operator:	Again, I would like to remind everyone, in order to ask a question, please press star, then the number one on your telephone keypad. We’ll pause again for just a moment to compile the Q&A roster.

There are no further questions, sir, at this time.

David Welch:	OK, thank you very much, everyone, for joining the call. Look forward to speaking to you again.

So long.

END
     These materials are not a substitute for the registration statement that was filed with the SEC in connection with Stone’s proposed acquisition of Bois d’Arc, or the joint proxy statement/prospectus that was mailed to shareholders on or about July 25, 2008. Investors and security holders of Stone and BDE are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Stone and BDE and the transaction. Investors and security holders may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Stone may be obtained free of charge from Stone website at www.stoneenergy.com. The documents filed with the SEC by BDE may be obtained free of charge from BDE’s website at www.boisdarcenergy.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed acquisition.
     Stone, BDE and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Stone and BDE in favor of the acquisition. Information about the executive officers and directors of Stone and their direct or indirect interests, by security holdings or otherwise, in the acquisition are set forth in the proxy statement-prospectus relating to the acquisition. Information about the executive officers and directors of BDE and their direct or indirect interests, by security holdings or otherwise, in the acquisition are set forth in the proxy statement-prospectus relating to the acquisition.